EXHIBIT (d)(39)(b)

FEE REDUCTION AGREEMENT

AGREEMENT made as of this 12th day of October 2018, between Eaton Vance Short Duration Government Income Fund (the “Fund”) and Boston Management and Research (the “Adviser”).

WHEREAS, the Fund has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with the Adviser, which provides that the Adviser shall be entitled to receive compensation at a certain rate; and

WHEREAS, the Adviser has offered to reduce such advisory fee rate, and the Fund has accepted such fee reduction, such fee reduction being effective as of October 12, 2018; and

WHEREAS, the Adviser and the Fund wish to memorialize said fee reduction in writing;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Fund and the Adviser hereby jointly and severally agree as follows:

1.	For so long as the Advisory Agreement shall remain in effect, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee for the Fund in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Fund and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Fund who are not interested persons of the Adviser or the Fund (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Fund” shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the interests of the Fund present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding interests of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding interests of the Fund.

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EATON VANCE SHORT DURATION GOVERNMENT INCOME FUND

By:	/s/ Maureen A. Gemma
Maureen A. Gemma
Vice President

BOSTON MANAGEMENT AND RESEARCH

By:	/s/ Deidre E. Walsh
Deidre E. Walsh
Vice President

Exhibit A

ADVISORY Fee Reduction schedule

Eaton Vance Short Duration Government Income Fund

(Effective as of October 12, 2018)

The Adviser’s asset-based advisory fee is reduced and computed as follows:

Average Daily Net Assets for the Month	Annual Fee Rate
up to $1 billion	0.500%
$1 billion but less than $2.5 billion	0.475%
$2.5 billion but less than $5 billion	0.455%
$5 billion and over	0.440%